J.P. Galda & Co.

Attorneys-at-Law

40 East Montgomery Avenue, LTW 220

Ardmore, Pennsylvania 19003

Telephone (215) 815-1534

May 11, 2022

Via EDGAR

Kevin Dougherty

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bunker Hill Mining Corp. Registration Statement on Form S-1 Submitted May 2, 2022 File No. 333-264602

Dear Mr. Dougherty:

I received a telephone call yesterday from Cheryl Brown informing me that the above-captioned Registration Statement would be receiving a targeted review. As you will note from the filing, under the terms of the special warrants, the Company will be subject to a 10% penalty if the registration statement is not declared effective by May 24, 2022. It will be our intention to file an amendment immediately after the filing of the Form 10-Q on Monday to include the first quarter financial statements. If you could get back to me on the 429 disclosure before then it can also be addressed in the filing. We would greatly appreciate it if you could expedite the review so that the Company can avoid the added dilution from the penalty. Please note that the special warrants were offered outside of the United States, the principal market for the shares is on the Canadian Stock Exchange, the Company is clearing a prospectus in Canada simultaneously and we expect the Canadian securities regulators will be accommodating our timetable. Any assistance you could provide will be appreciated.

Very truly yours,

J.P. Galda & Co.

By:
Joseph P. Galda